Exhibit 99.17

Solaris Discovers New Porphyry Southwest of Warintza Central,
with Values up to 1.6% Cu and 630 ppm Mo in Outcrop Sampling

April 11, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to report that ongoing field work within the Warintza porphyry cluster has identified a new, potentially well mineralized porphyry called Patrimonio, immediately southwest of the Central deposit at its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with corresponding images in Figures 1-5.

Highlights

●	Patrimonio was discovered via reconnaissance mapping and sampling in an area that had not previously been accessed southwest of Warintza Central, with the northern extent of the target found just outside the Mineral Resource Estimate (“MRE”)¹ shell (refer to Figure 1)

●	Patrimonio is defined by highly anomalous sampling over a 1.5km long x 0.6km wide area where outcropping porphyritic diorite displays intense, pervasive biotite alteration and stockwork veining on the western side of a major north-south fault adjacent to Warintza Central

●	Rock chip samples from weathered outcrop at Patrimonio returned values of up to 1.6% copper (“Cu”) (averaging 0.18% Cu), 630 parts per million (“ppm”) molybdenum (“Mo”) (averaging 104 ppm Mo) and 0.16 grams per tonne (“g/t”) gold (“Au”) (averaging 0.1 g/t Au)

●	Soil samples at Patrimonio average 764 ppm Cu and 89 ppm Mo, comparable in copper values to Warintza East (887 ppm Cu, 87 ppm Mo) and Warintza Central (816 ppm Cu, 288 ppm Mo), with lower molybdenum values than Central

●	Together with high-level alteration assemblages observed in outcrop, this metal zonation implies Patrimonio is better preserved/less eroded than Central on the opposite side of the fault, but with similar stockwork veining suggesting the porphyry may be well mineralized

●	Field crews have established locations for the construction of an initial four drilling platforms in the northern half of Patrimonio, with the first drill hole at the northernmost platform expected to commence later this month

●	MRE drilling program continues: the 2022 MRE is based on drilling to the end of 2021, with ongoing drilling aimed at expanding the ‘Indicative Starter Pit’² and overall mineral resources

Mr. Jorge Fierro, Vice President, Exploration, commented: “As drilling continues to expand the MRE, we have conducted a program of reconnaissance mapping and sampling that extends into previously inaccessible areas. The discoveries made to date within the Warintza cluster were based largely on sampling work that dates back more than 20 years. The aim of this ongoing effort is to identify targets for high value growth, such as at Patrimonio, where we’ve discovered a sizeable porphyry target with potential for high grades close to surface in close proximity to our growing MRE.”

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Patrimonio

Field crews have discovered conspicuous copper and molybdenum in outcrop (refer to Figures 2-5) where the mineralized rock is a porphyritic diorite that displays intense, pervasive biotite alteration and stockwork veining. This compares to Warintza Central where the host rock is a quartz monzodiorite stock, and Warintza East, where most of the mineralization is in a volcano-sedimentary sequence around a porphyry stock, with a second stock recently located to the south. At Warintza West, mineralization is hosted by dacite porphyry that intrudes diorite and granodiorite.

Quartz-molybdenum or “B-veins” that typically occupy the core of porphyries at Warintza, were encountered at surface at Patrimonio. The highest part of the Patrimonio target, exposed on a hilltop, contains galena and sphalerite in a relatively low-temperate alteration mineral assemblage that is typically located above and lateral to porphyries. The presence of these minerals implies that the porphyry has been minimally eroded and is well-preserved.

Figure 1 – Plan View of Patrimonio within 7km x 5km Warintza Porphyry Cluster

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Figure 2 – Altered Quartz-Diorite Porphyry Outcrop Displaying Quartz-Pyrite-Chalcopyrite Stockwork with Secondary Chalcocite

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Figure 3 – Altered Diorite Specimen Displaying Covellite and Quartz-Molybdenum Vein with Pyrite and Chalcopyrite in Veinlets and Disseminations

Figure 4 – Altered Diorite Specimen Displaying Pyrite and Chalcopyrite in Veinlets and Disseminations, with Chalcocite and Malachite

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Figure 5 – Quartz Monzonite Outcrop Displaying Stockwork Veining with Quartz, Molybdenite, Chalcopyrite and Copper Oxides Grading 0.6% Copper

Endnotes

1.	Refer to technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

2.	The ‘Indicative Starter Pit’ within the MRE is comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq (0.67% Cu, 0.03% Mo, 0.07 g/t Au) and Inferred mineral resources of 107 Mt at 0.73% CuEq (0.64% Cu, 0.02% Mo, 0.05 g/t Au) above a 0.6% CuEq cut-off grade. The ‘Indicative Starter Pit’ is based on the same assumptions as the MRE except utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au. No economic analysis has been completed by the Company and there is no guarantee an ‘Indicative Starter Pit’ will be realized or prove to be economic.

Technical Information and Quality Control & Quality Assurance

Sample assay, soil and rock sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. ZTEM data quality was validated by a qualified external professional using data validation procedures under high industry standards, and the Company therefore did not deem it necessary to have such ZTEM data verified by a Qualified Person. The technical data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

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Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the metal zonation suggests that the Patrimonio deposit is better preserved/less eroded than Warintza Central on the opposite side of the fault but with similar stockwork veining suggesting the porphyry may be well mineralized, established locations for the construction of an initial four drilling platforms in the northern half of Patrimonio, with the first drill hole at the northernmost platform expected to commence later this month, MRE drilling program continues with ongoing drilling aimed at expanding the ‘Indicative Starter Pit’ and overall mineral resources, as drilling continues to expand the MRE, we have conducted a program of reconnaissance mapping and sampling that extends into new areas that weren’t previously accessed with the aim of this ongoing effort to identify targets for high value growth, such as at Patrimonio, where we’ve discovered a sizeable porphyry target with potential for high grades close to surface in close proximity to our growing MRE. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis for the year ended December 31, 2022, available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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